

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2023

Mohan Ananda
Chief Executive Officer
Innovative International Acquisition Corp.
24681 La Plaza Ste 300
Dana Point, CA 92629

      Re: Innovative International Acquisition Corp.
           Preliminary Proxy Statement on Schedule 14A
           Filed November 24, 2023
           CIK No. 0001854275

Dear Mohan Ananda:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: Ari Edelman